LIQUOR DEPOT

LIQUOR WORLD

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

06014744

June 19, 2006

VIA CANADA POST

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34957

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News Release, dated June 15, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 917-4189 if you have any questions about the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Danielle Thorkelsson, CA
Finance Manager

Encl.

dlw 6/29

June 2006

Liquor Stores Income Fund Announces June Cash Distribution

EDMONTON, Alberta, June 15, 2006 – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.10 per trust unit for the month of June 2006. The distribution will be paid on July 17, 2006 to holders of record of trust units on June 30, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.3% interest in Liquor Stores Limited Partnership ("Liquor Stores LP").

Liquor Stores Income Fund is Western Canada's largest operator of private liquor stores by number of stores. The fund currently operates 84 stores.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

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For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179